AB* 3/10

08029410

OMB APPROVAL

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Kearny Street
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins (415) 636-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

We, Charles R. Schwab and Joseph R. Martinetto, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December31, 2007 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified as client accounts (Debits $6 million, Credits $199 million)

Signature

Chief Executive Officer
Title

Signature

Executive Vice President and Chief Financial Officer
Title

ACKNOWLEDGMENT

State of California
County of San Francisco)

On February 22, 2008 before me, Miki T. Grandin
(insert name and title of the officer)

personally appeared Charles R. Schwab and Joseph R. Martinetto, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MIKI T. GRANDIN
COMM. #1528477
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 20, 2008

Signature Miki T. Grandin (Seal)

Charles Schwab & Co., Inc.
(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition as of December 31, 2007 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2008

Member of
Deloitte Touche Tohmatsu

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 2,286
Cash and investments segregated and on deposit for federal or other regulatory purposes	8,655
Receivables from brokers, dealers, and clearing organizations	724
Receivables from brokerage clients — net	12,243
Securities owned — at market value	583
Equipment, office facilities, and property — net	561
Goodwill	416
Deferred tax assets — net	149
Receivables from affiliates	34
Other assets	323
Total Assets	$ 25,974
Liabilities and Stockholder's Equity	
Payables to brokers, dealers, and clearing organizations	$ 1,922
Payables to brokerage clients	20,150
Accrued expenses and other liabilities	1,136
Payables to affiliates	93
Long-term debt	121
Total liabilities	23,422
Subordinated borrowings due to The Charles Schwab Corporation	220
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,065
Retained earnings	1,267
Total stockholder's equity	2,332
Total liabilities, subordinated borrowings, and stockholder's equity	$ 25,974

See Notes to Consolidated Statement of Financial Conditions.

1. Organization and Nature of Business

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 308 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab is registered as an investment advisor with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as Schwab's primary regulator for its futures and commodities trading activities. Schwab is a member of several national securities exchanges and is consequently subject to their rules and regulations. The primary regulators of Schwab are the Financial Industry Regulatory Authority, resulting from the consolidation of the National Association of Securities Dealers and the New York Stock Exchange, and, for municipal securities, the Municipal Securities Rulemaking Board.

On December 6, 2007, Schwab merged with CyberCorp Holdings, Inc., a former subsidiary of CSC, and its subsidiary CyberTrader, Inc. (collectively referred to as CyberTrader), with Schwab being the surviving corporation. CyberTrader provides electronic trading and brokerage services to highly active, online traders, as well as provides software development services for Schwab's proprietary software products.

2. Significant Accounting Policies

Basis of presentation — The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates relate to capitalized development costs for internal-use software; useful lives of equipment, office facilities, and property; valuation of goodwill; valuation of employee stock options; future value of long-term incentive plan units; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. All material intercompany balances and transactions have been eliminated.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments, including money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes include securities purchased under agreements to resell (resale agreements) of $2.7 billion in 2007, which are collateralized by U.S. Government and agency securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains control of collateral (U.S. Government and

(Tabular amounts in millions, except option price amounts)

agency securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Certificates of deposit are recorded at market value. Amounts included in cash and investments segregated and on deposit for federal or other regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes at December 31, 2007 were $10.1 billion. On January 3, 2008, the Company deposited a net amount of $1.7 billion into its segregated reserve bank accounts.

Securities owned includes Schwab Funds® money market funds, fixed income securities, equity and other securities, and equity and bond mutual funds recorded at estimated fair value based on quoted market prices.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Receivables from brokerage clients include margin loans to clients and are stated net of allowance for doubtful accounts of $1 million at December 31, 2007. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Equipment, office facilities, and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to ten years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are stated at cost net of accumulated depreciation and amortization of $1.3 billion at December 31, 2007, except for land, which is stated at cost. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment annually and whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of the Company and compares it to its carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1 as its annual impairment testing date. At December 31, 2007, the Company's goodwill balance was $416 million, which includes $396 million of goodwill from the merger of CyberTrader. See further discussion of merger with CyberTrader at note "3 – Capital Contribution."

Estimated fair value of financial instruments — Substantially all of Schwab's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The fair value of securities is estimated using quoted market prices. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Income taxes — Schwab is included in the consolidated federal income tax return of CSC. It provides for income taxes on all transactions that have been recognized in the consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 109 – Accounting for Income Taxes (SFAS No. 109) on a pro rata basis with

(Tabular amounts in millions, except option price amounts)

CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Beginning January 1, 2007, the Company records uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. See note "10 – Taxes on Income," for disclosures pursuant to FIN No. 48.

Employee Stock Purchase Plan — The Company's employees participate in CSC's Employee Stock Purchase Plan (ESPP), approved by CSC's stockholders in May 2007. Eligible employees may purchase shares of CSC's common stock using amounts withheld through payroll deductions subject to limitations. Payroll deductions are accumulated during six-month offering periods that start each year on February 1st and August 1st. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2007, CSC had 50 million shares reserved for future issuance under the ESPP.

Long-term incentive compensation — Eligible officers may receive cash long-term incentive plan units under a long-term incentive plan (LTIP). These awards are restricted from transfer or sale and vest annually over a three- to four-year performance period. Each award provides for a one-time cash payment for an amount that varies based upon CSC's cumulative earnings per share (EPS) over the respective performance period of each grant. Schwab accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period, with periodic cumulative adjustments to expense as estimates of the total grant cost are revised.

New Accounting Standards

SFAS No. 157 – Fair Value Measurements is effective beginning January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position.

SFAS No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities was issued in February 2007 and is effective beginning January 1, 2008. This statement permits entities to elect to measure eligible financial instruments, commitments, and certain other arrangements at fair value at specified election dates with changes in fair value recognized in earnings at each subsequent reporting period. The adoption of SFAS No. 159 will not have an impact on the Company's financial position.

SFAS No. 141R – Business Combinations was issued in December 2007 and is effective for all business acquisitions with an acquisition date on or after January 1, 2009. This statement generally requires an acquirer to recognize the assets acquired, the liabilities assumed, contingent purchase consideration, and any noncontrolling interest in the acquiree, at fair value on the date of acquisition. SFAS No. 141R also requires an acquirer to expense most transaction and restructuring costs as incurred, and not include such items in the cost of the acquired entity. CSC is currently evaluating the impact of the adoption of SFAS No. 141R on the Company's financial position.

SFAS No. 160 – Noncontrolling Interests in Consolidated Financial Statements, was issued in December 2007 and is effective beginning January 1, 2009. This statement amends Accounting Research Bulletin No. 51 – Consolidated Financial Statements by establishing financial statement presentation and disclosure requirements for reporting noncontrolling ownership interests. SFAS No. 160 also establishes consistent accounting methods for changes in ownership interest and for the valuation of retained noncontrolling investments upon deconsolidation. CSC is currently evaluating the impact of the adoption of SFAS No. 160 on the Company's financial position.

(Tabular amounts in millions, except option price amounts)

Emerging Issues Task Force Issue (EITF) No. 06-02 – Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 – Accounting for Compensated Absences, was effective beginning January 1, 2007. This issue requires the recognition of compensation expense associated with a sabbatical leave or other similar benefit arrangement that does not vest over the requisite service period. The Company previously recorded compensation expense related to its sabbatical program in the period the sabbatical is taken by an employee. As a result of this change in accounting principle, the Company recorded a charge, net of estimated forfeitures, to retained earnings as of January 1, 2007 of approximately $15 million after tax.

FIN No. 48 – Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS No. 109, was effective beginning January 1, 2007. This interpretation provides new requirements for the recognition, measurement, and disclosure in the financial statements of a tax position taken or expected to be taken in a tax return when there is uncertainty about whether that tax position will ultimately be sustained. The adoption of FIN No. 48 resulted in a charge to retained earnings as of January 1, 2007 of $3 million. The adoption of FIN No. 48 did not have a material impact on the Company's financial position.

3. Capital Contribution

On December 6, 2007, Schwab merged with CyberTrader, with Schwab being the surviving corporation. CyberTrader provides electronic trading and brokerage services to highly active, online traders, as well as provides software development services for Schwab's proprietary software products.

The assets and liabilities of CyberTrader are included on the Company's balance sheet at CSC's historical cost with a corresponding amount included in the Company's additional paid in capital and retained earnings. The assets and liabilities of CyberTrader at December 31, 2006 were as follows:

Assets		
Cash and cash equivalents	$	11
Receivables from brokers, dealers, and clearing organizations		3
Equipment, office facilities, and property – net		6
Goodwill		396
Other assets		1
Total assets		417
Liabilities		
Accrued expenses and other liabilities		8
Total liabilities	$	8
Net assets	$	409

4. Receivables from Brokerage Clients

Receivables from brokerage clients, which are stated net of allowance for doubtful accounts, consist primarily of margin loans to brokerage clients of $11.6 billion at December 31, 2007. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements.

(Tabular amounts in millions, except option price amounts)

5. **Securities Owned**

A summary of securities owned at December 31, 2007 is as follows:

Schwab Funds® money market funds	$ 413
Equity and bond mutual funds	86
Fixed income, equity, and other securities	84
Total securities owned	$ 583

Schwab's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Fixed income securities are held to meet clients' trading activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds® and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $6 million at December 31, 2007 consisted primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests. These securities are recorded at market value in accrued expenses and other liabilities.

6. **Payables to Brokers, Dealers, and Clearing Organizations**

Payables to brokers, dealers, and clearing organizations consist primarily of securities loaned of $1.7 billion at December 31, 2007. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

7. **Payables to Brokerage Clients**

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2007, Schwab was paying interest at 1.6% on $15.0 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients.

8. **Borrowings**

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $861 million at December 31, 2007. CSC has access to $811 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2007.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with twelve banks in favor of the OCC aggregating $1.1 billion at December 31, 2007. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging letters of credit (LOCs), in favor of these brokerage clients, which are issued by multiple banks. Schwab also pays a fee to maintain these agreements. At December 31, 2007, the aggregate face amount of these outstanding LOCs totaled $195 million. No funds were drawn under these LOCs at December 31, 2007.

(Tabular amounts in millions, except option price amounts)

A Schwab subsidiary has a lease financing liability related to an office building and land under a 20-year lease. At December 31, 2007, the carrying value of the office building and land is $175 million. The remaining lease financing liability of $121 million, at December 31, 2007, is being reduced by a portion of the lease payments over the remaining lease term. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary into its net capital computation.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at a variable rate based on 3-month LIBOR, and is scheduled to expire in March 2008. Schwab plans to renew this facility when it expires. At December 31, 2007, there were $220 million of subordinated borrowings outstanding under this facility bearing interest at a variable rate of 4.70%.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "14 – Regulatory Requirements").

9. Related-Party Transactions

At December 31, 2007, payables to affiliates of $93 million are payable on demand and certain payables to affiliates bear interest at variable rates (4.7% at December 31, 2007). At December 31, 2007, receivables from affiliates were $34 million.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., a subsidiary of CSC, and other affiliates. Schwab also provided administrative services to U.S. Trust Corporation (U.S. Trust), a former subsidiary of CSC, through close of sale of U.S. Trust to Bank of America Corporation on July 1, 2007.

Schwab pays management fees to an affiliate for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business. Clients of another affiliate transact certain brokerage business with Schwab, and Schwab pays this affiliate a percentage of the commission and fee revenues generated from such business.

Schwab sweeps cash balances in investment accounts into money market deposit accounts of its affiliate, Charles Schwab Bank (Schwab Bank). At December 31, 2007, these sweep deposit balances totaled $12.2 billion.

Schwab provides technology, support, and other services to Schwab Bank, U.S. Trust (through July 1, 2007), and other affiliates.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

10. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction

(Tabular amounts in millions, except option price amounts)

or increase of income taxes payable, is remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts totaled a net reduction in taxes payable of $72 million in 2007.

Net deferred tax assets of $149 million at December 31, 2007 were comprised of deferred tax assets of $223 million, partially offset by deferred tax liabilities of $74 million. Deferred tax assets are primarily attributable to employee compensation, severance and benefits of $116 million and facilities lease commitments of $81 million. Deferred tax liabilities are attributable to capitalized internal-use software development costs of $50 million and depreciation and amortization of $24 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2007 was necessary.

On January 1, 2007, CSC adopted FIN No. 48. Upon the adoption of FIN No. 48, the Company recorded a charge to retained earnings of $3 million related to various federal and state income tax matters, including estimated interest. The balance of the Company's unrecognized tax benefits at December 31 and January 1, 2007 is approximately $5 million and $3 million, respectively. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities on the Company's consolidated statement of financial condition, represent the difference between positions taken on tax return filings and the requirements under FIN No. 48 to consider potential tax settlement outcomes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefit
Balance at January 1, 2007	$ 3
Additions based on tax provisions related to the current year	-
Additions for tax positions of prior years	2
Settlements	-
Balance at December 31, 2007	$ 5

At December 31, 2007, the Company had a liability for estimated interest on the unrecognized tax benefits of $2 million.

11. Stock Incentive Plans - Consolidated CSC Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2007, CSC was authorized to grant up to 38 million common shares under its existing stock incentive plans.

As of December 31, 2007, there was $132 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock option and restricted stock awards, which is expected to be recognized through 2011 with a remaining weighted-average period of 3.0 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from

(Tabular amounts in millions, except option price amounts)

the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	89	$ 16.22		
Adjustment to options related to capital restructuring	3	$ 16.36		
Granted	10	$ 22.81		
Exercised	(32)	$ 13.15		
Forfeited	(3)	$ 16.01		
Expired	(4)	$ 26.69		
Outstanding at December 31, 2007	63	$ 17.30	3.81	$551
Vested and expected to vest at December 31, 2007	61	$ 17.14	3.70	$540
Vested and exercisable at December 31, 2007	50	$ 16.31	3.14	$496

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

In accordance with the terms of CSC's share-based awards program, the payment of the special dividend by CSC related to its capital restructuring plan required CSC to adjust the number of common shares subject to stock options outstanding, as well as the price at which the awards may be exercised. The adjustments resulted in an increase in the number of common shares subject to outstanding stock options in an aggregate amount of 3 million common shares and a decrease in the weighted-average exercise price per option from $17.16 to $16.36. The effect of the adjustments provided each holder of outstanding stock options with the same aggregate fair value pre- and post-dividend, with no change in stock-based compensation expense.

The weighted-average fair value of options granted during 2007 was $7.06 per share. Cash received from options exercised for 2007 was $414 million. The total intrinsic value of options exercised during 2007 was $244 million.

(Tabular amounts in millions, except option price amounts)

Management uses a binomial option pricing model for all options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate future option exercise probability. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model. The assumptions used to value CSC's options and their expected life were as follows:

Weighted-average expected dividend yield	.46%
Weighted-average expected volatility	35%
Weighted-average risk-free interest rate	4.2%
Expected life (in years)	2.8 – 7.2

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from transfer or sale and generally vest annually over a four-year period, but some vest based upon CSC or one of its subsidiaries achieving certain financial or other measures. The fair value of restricted stock awards is based on the market price of CSC's stock on the date of grant and is generally amortized to restricted stock expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards that vested during 2007 was $96 million.

CSC's restricted stock awards activity is summarized below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Outstanding at December 31, 2006	9	$ 15.06
Granted	3	$ 20.98
Vested	(5)	$ 14.10
Forfeited	(2)	$ 16.25
Outstanding at December 31, 2007	5	$ 18.29

Employee Stock Purchase Plan

In May 2007, CSC's stockholders approved the adoption of the ESPP. Eligible employees may purchase shares of CSC's common stock using amounts withheld through payroll deductions subject to limitations. Payroll deductions are accumulated during six month offering periods that start each year on February 1st and August 1st. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2007, the Company had 50 million shares reserved for future issuance under the ESPP.

(Tabular amounts in millions, except option price amounts)

12. Employee Incentive and Retirement Plans

Long-term Incentive Plans

Eligible officers may receive LTIP units under CSC's long-term incentive program. These awards are restricted from transfer or sale and generally vest annually over a three- to four-year performance period. The cash payout of the LTIP units, which may range from $0 to $4 per unit, will be made following the end of the performance period based upon CSC achieving certain cumulative EPS levels.

LTIP unit information for 2007 is as follows:

LTIP units outstanding at year end	61
LTIP liability at year end	$ 159

Retirement Plans

Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan.

13. Restructuring Reserves

CSC completed its past restructuring initiatives in the first half of 2005. The remaining facilities restructuring reserve related to past restructuring initiatives at December 31, 2007 was $67 million. The actual costs of the remaining restructuring reserves related to these restructuring initiatives could differ from the estimated costs, depending primarily on Schwab's ability to sublease properties.

All restructuring reserve liabilities are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

14. Regulatory Requirements

Schwab is subject to the Uniform Net Capital Rule, and computes net capital under the alternative method permitted by this rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. At December 31, 2007, 2% of aggregate debit balances was $251 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2007, Schwab's net capital was $1.2 billion (10% of aggregate debit balances), which was $990 million in excess of its minimum required net capital and $613 million in excess of 5% of aggregate debit balances. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, Schwab had a portion of its cash and investments segregated for the exclusive benefit of clients at December 31, 2007.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to

(Tabular amounts in millions, except option price amounts)

compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2007.

15. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The future minimum rental commitment under the lease is $3 million at December 31, 2007. The agreement includes two additional five-year extension options which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases at December 31, 2007, including the commitment on the lease agreement with an affiliate, net of committed subleases, are as follows:

	Operating Leases (1)	Subleases (1)	Net
2008	$ 131	$ (21)	$ 110
2009	122	(19)	103
2010	103	(14)	89
2011	74	(7)	67
2012	45	(3)	42
Thereafter	102	-	102
Total	$ 577	$ (64)	$ 513

(1) Amounts include facilities under CSC's past restructuring initiatives. For further discussion, see note "13 – Restructuring Reserves."

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2007, the aggregate face amount of these outstanding LOCs totaled $1.1 billion. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. Schwab also pays a fee to maintain these arrangements. At December 31, 2007, the aggregate face amount of these outstanding LOCs totaled $195 million. No funds were drawn under these LOCs at December 31, 2007.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and

securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions, and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities. The Company believes it has strong defenses in all significant matters currently pending and is vigorously contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Predicting the outcome of a matter is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. In many cases, including most class action lawsuits, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is close to resolution. However, based on current information and consultation with counsel, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition of the Company.

16. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary. The market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.6 billion at December 31, 2007. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $320 million at December 31, 2007.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge

(Tabular amounts in millions, except option price amounts)

securities with a market value of $16.7 billion at December 31, 2007. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.3 billion at December 31, 2007. The market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $38 million at December 31, 2007. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $6 million at December 31, 2007. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $215 million at December 31, 2007.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab.

Resale and repurchase agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2007, the market value of collateral received in connection with resale agreements that are available to be repledged or sold was $2.8 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on the firm's ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit into its segregated reserve bank accounts cash and/or securities of an equal amount in order to meet its segregated cash and investment requirement.

Concentration risk — Schwab is subject to concentration risk when holding large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry. Schwab is subject to indirect exposure to U.S. government and agency securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. government and agency securities, only in the event of the counterparty's default on the resale agreements. U.S. government and agency securities held as collateral for resale agreements at December 31, 2007 totaled $2.8 billion.

17. Geographic Concentration

At December 31, 2007, approximately 24% of Schwab's total client accounts were located in California.

****

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 22, 2008

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2007, (on which we issued our report dated February 22, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END